AARON RENTS, INC.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305
November 28, 2007
VIA EDGAR CORRESPONDENCE
United States Securities & Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549
Attn.: Mr. Rufus Decker, Accounting Branch Chief

Re:	Form 10-K for the fiscal year ended December 31, 2006 Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007 2007 Form DEF 14A filed April 9, 2007 File No. 1-13941
Dear Mr. Decker:
     On behalf of Aaron Rents, Inc. (“we,” “our,” “us” or the “Company”), this letter responds to the comments of the Staff of the Commission to the above-referenced filings, as set forth in your letter dated October 30, 2007. Each of the Company’s responses is set forth immediately below the text of the correlative Staff comment.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company has set forth proposed revisions below where called for by the Staff’s comments.
Item 5 — Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
2.	You disclose that the information presented under the caption “Common Stock Market Prices & Dividends” in your annual report to shareholders for the year ended December 31, 2006 is incorporated by reference. It is unclear exactly where this caption is presented within Exhibit 13. Please advise.

Although the “Common Stock Market Prices & Dividends” disclosure was set forth in the Company’s Annual Report to Shareholders for its 2006 fiscal year prepared pursuant to Exchange Act Rule 14a-3 and distributed to the Company’s shareholders, it appears that the Company inadvertently failed to include that disclosure in the excerpt from its Annual Report to Shareholders filed as Exhibit 13 to its Form 10-K. The Company intends to file an amendment to its 2006 Form 10-K to file that information.

Securities & Exchange Commission
November 28, 2007

Item 15(a)(2) — Financial Statement Schedules
3.	We note your disclosure that all schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto. Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly. Presenting only the allowance as of each balance sheet date related to accounts receivable would not appear to meet this requirement, as the activity between periods in the allowance account would not have been disclosed. Please note these disclosures are required for all periods presented.

The Company has not disclosed a rollforward for the allowance for doubtful accounts as the allowance and the related activity is immaterial. We had an allowance for doubtful accounts of approximately $260,000 and a reserve for returns of approximately $2.8 million as of December 31, 2006. The reserve for returns is calculated based on the historical collection experience associated with rental receivables and the related return of rental merchandise. In future Form 10-K filings, the Company will provide for all periods presented a rollforward of the activity between periods in the reserve for returns.
Item 15(a)(3) — Exhibits
4.	Although the exhibit index states that exhibits 10(nn), l0(oo), 10(pp), and l0(qq) are incorporated by reference, the exhibit index does not identify by character, date, and Commission file number the filings from which the exhibits are incorporated by reference. Please revise in future filings.

Exhibits 10(nn) and 10(oo) were originally filed with the Company’s Annual Report on Form 10-K for its 2005 fiscal year. Exhibits 10(pp) and 10(qq) were originally filed with the Company’s Quarterly Report on Form 10-Q for its quarter ended June 30, 2006. The Company will revise its exhibit index in future filings to identify the filings from which these exhibits are incorporated by reference.

Securities & Exchange Commission
November 28, 2007

Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
5.	Disclosure states that Aaron Rents’ revolving credit agreement, senior unsecured notes, and former construction and lease facility and franchisee loan program contain financial covenants. If a credit facility or other financial instrument requires Aaron Rents to satisfy specified financial ratios and tests, state in future filings what the limits of all material financial ratios and tests are.

The Company proposes to include disclosure in substantially the following form in relevant future reports in response to the Staff’s comment:
“Our revolving credit agreement and senior unsecured notes, and our franchisee loan program discussed below, contain certain financial covenants. These covenants include requirements that we maintain ratios of: (1) EBITDA plus lease expense to fixed charges of no less than 2:1; (2) total debt to EBITDA of no greater than 3:1; and (3) total debt to total capitalization of no greater than 0.6:1. EBITDA, in each case, means consolidated net income before interest and tax expense, depreciation (other than rental merchandise depreciation) and amortization expense, and other non-cash charges. The Company is also required to maintain a minimum amount of shareholder’s equity. Please see the full text of the covenants themselves in our credit and guarantee agreements, which we have previously filed as exhibits to our SEC reports, for the details of these covenants and other terms. If we fail to comply with these covenants, we will be in default under these agreements, and all amounts would become due immediately. We were in compliance with all of these covenants at [end of period covered by relevant report].”
The construction and lease facility has been omitted from the above proposed disclosure as the facility expired in October 2006.

6.	Please revise to discuss the extent to which your purchases of existing sales and lease ownership stores, as discussed in Note J, had a positive impact on operating cash flows in each period presented. Your discussion should address how the cost of the rental merchandise acquired in these purchases is treated as an investing cash outflow, rather than as an operating cash outflow like normal inventory purchases. As such, the operating cash flows attributable to newly purchased stores could have a short term large increase in operating cash flows that is not indicative of the extent of their contribution in future periods.

Our acquisition of existing sales and lease ownership stores could in certain instances have a short term positive impact on operating cash flows. However, immediately following an acquisition, we typically begin purchasing rental merchandise at a rate similar to that of a store of similar size that has been operating for more than a year. In response to the Staff’s comment, we intend to provide disclosure in substantially the following form in future filings on Form 10-K and Form 10-Q under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” (with the disclosure in the last sentence adjusted appropriately to reflect the periods covered by the particular report):
“Purchases of sales and lease ownership stores had a positive impact on operating cash flows in each period presented. The positive impact on operating cash flows from purchasing stores occurs as the result of rental merchandise acquired in these purchases being treated as an investing cash outflow rather than as an operating cash flow as occurs with our normal rental merchandise purchases. As such, the operating cash flows attributable to the newly purchased stores usually have an initial positive effect on operating cash flows that may not be indicative of the extent of their contributions in future periods. The amount of rental merchandise purchased in these acquisitions and shown under investing activities was $[ ] million in 2007, $13.3 million in 2006, and $16.8 million in 2005. ”

Securities & Exchange Commission
November 28, 2007

Financial Statements
General
7.	Please present a statement of comprehensive income for each period presented that is displayed with the same prominence as your other financial statements. See paragraphs 11-25 of SFAS 130.

As requested, in future filings on Form 10-K we will present a statement of comprehensive income for each period presented. The presentation will be included as part of our Consolidated Statements of Shareholders’ Equity substantially as follows:

		Accumulated Other
		Comprehensive
		(Loss) Income
		Derivatives
	Comprehensive	Designated	Marketable
(In Thousands)	Income	As Hedges	Securities

Balance, January 1, 2005		$(279)	$(260)
Net Income, Year Ended December 31, 2005	$57,993
Change in Fair Value of Financial Instruments, Net of Income Taxes of $284	525	279	246

Comprehensive Income	58,518

Balance, December 31, 2005		—	(14)
Net Income, Year Ended December 31, 2006	78,635
Change in Fair Value of Financial Instruments, Net of Income Taxes of $8	14	—	14

Comprehensive Income	78,649

Balance, December 31, 2006		—	—
Net Income, Year Ended December 31, 2007	xxxx
Change in Fair Value of Financial Instruments, Net of Income Taxes of $xx	xxxx	xxxx	xxxx

Comprehensive Income	$xxxx

Balance, December 31, 2007		$xxxx	$xxxx

Consolidated Balance Sheets
8.	Please present goodwill separately from any other intangible assets on the face of your balance sheet. See paragraphs 42 and 43 of SFAS 142.

As requested, in future filings on Form 10-K and 10-Q we will present goodwill separately from other intangible assets on the face of our balance sheet.

Securities & Exchange Commission
November 28, 2007

Consolidated Statements of Cash Flows
9.	Please revise the presentation of your reconciliation of net income to net cash flow from operating activities by presenting depreciation of rental merchandise separately from other depreciation and amortization.

As requested, in future filings on Form 10-K and 10-Q we will present our reconciliation of net income to net cash flow from operating activates by presenting depreciation of rental merchandise separately from other depreciation and amortization. The revision to future filings will be presented substantially as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands)	2007	2006	2005

Depreciation of Rental Merchandise	$xxxx	$364,109	$305,630
Other Depreciation and Amortization	$xxxx	$31,472	$27,501
10.	Please breakout for each period presented the other changes, net line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. See SFAS 95.

As requested, in future filings on Form 10-K and 10-Q for each period presented we will break out into additional and more descriptive components the other changes, net line item in the statement of cash flows. The revision to future filings will be presented substantially as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands)	2007	2006	2005

Changes in Other Assets	$xxxx	$(6,617)	$5,864
Changes in Customer Deposits	xxxx	3,643	4,388
Stock-Based Compensation	xxxx	3,671	—
Other Changes, Net	$xxxx	$4,262	$1,123

Securities & Exchange Commission
November 28, 2007

11.	Please provide us with a rollforward of the changes in your property, plant and equipment line item as shown on your balance sheet from December 31, 2005 to December 31, 2006. Include cash additions to property, plant and equipment as well as proceeds from the sale of property, plant and equipment as presented on your statement of cash flows. Also, explain the reason for including cash flows not related to property, plant and equipment, if any.

As requested, we have provided below a rollforward of the changes in our property, plant and equipment line item as shown on our Balance Sheet from December 31, 2005 to December 31, 2006.

(In Thousands)
Property, Plant and Equipment, December 31, 2005	$133,759
Depreciation Expense	(29,094)
Cash Additions	95,482
Financed Additions	328
Acquired in Acquisitions	1,537
Cash Proceeds from Sale of Property, Plant and Equipment	(31,281)
Proceeds from Sale of Property, Plant and Equipment of Sold Stores	(309)
Loss on Sale of Property, Plant and Equipment	(128)

Property, Plant and Equipment, December 31, 2006	$170,294

There were no cash flows included in the proceeds from the sale of property, plant and equipment that were not related to property, plant and equipment.
Note A — Summary of Significant Accounting Policies
Rental Merchandise
12.	You disclose that you present rental merchandise write-offs within operating expenses. Please tell us what consideration you gave to including rental merchandise write-offs within cost of goods sold, which then would be reflected within your gross profit presented in your quarterly financial information footnote. See EITF 96-9.

Our interpretation of EITF 96-9 has been that it applies to inventory “markdowns” that arise from obsolescence or falling retail prices. The inventory write offs we incur are predominantly related to customer and employee theft or destruction of merchandise. When our customers stop paying on a contract, it is primarily the store manager’s responsibility to get the merchandise back from the customer. As a result we consider fluctuations in this expense to be a reflection of the performance of our operations personnel and therefore we believe the related inventory write offs are more appropriately classified as operating expenses. Additionally, accounting for inventory write offs as an operating expense is a standard industry practice and thus we believe provides greater comparability with our competitors for users of our financial statements.

Securities & Exchange Commission
November 28, 2007

Revenue Recognition
13.	Regarding your sale of merchandise to franchisees, please tell us if a franchisee is permitted to return the merchandise that they purchased, and if so, under what circumstances. Also, address whether there is a time frame in which franchisees are permitted to return the merchandise.

The only time merchandise sold to our franchisees is permitted to be returned is if the merchandise is damaged prior to delivery to the franchisee. Thus there are no special or unusual return provisions for our franchisees and returns have historically been nominal.

14.	Please supplementally tell us the standard payment terms that franchisees have for purchases from you. Please tell us about any franchisees that have longer than standard payment terms or are behind in their payments and explain the circumstances for each situation and the amounts involved. Please also explain how these situations are resolved if payment is not received. Can they return the merchandise purchased? Do you ever buy out the franchisee in these circumstances?

For merchandise sales to our franchisees, all U.S. franchisees have terms of net 30 days, and all Canadian franchisees have terms of net 60 days. Franchisees rarely become delinquent on amounts they owe us and write offs are nominal. However, if franchisees do become delinquent we usually employ typical collections techniques but do not allow the return of merchandise. As a matter of policy and practice we do not generally acquire franchisees as a result of financial difficulties.
Advertising
15.	Please revise your disclosure regarding the dollar amounts of advertising costs incurred in each period presented to clarify whether they are net of cooperative advertising consideration earned from vendors or not. Regardless, please also disclose for each period presented the amounts of cooperative advertising netted against expense line items other than cost of sales.

In accordance with EITF-02-16 and as disclosed in our “Advertising” note, we net vendor cooperative advertising consideration against advertising costs associated with those vendors. In future filings, we will revise our “Advertising” disclosure substantially as follows (with appropriate adjustments to disclosures of specific amounts to reflect the periods covered by a particular report):
“The Company expenses advertising costs as incurred. Advertising costs are recorded as expense the first time an advertisement appears. Such costs aggregated to $[ ] million in 2007, $28.3 million in 2006, and $27.1 million in 2005. These advertising expenses are shown net of cooperative advertising consideration received from vendors, substantially all of which represents reimbursement of specific, identifiable, and incremental costs incurred in selling those vendors’ products. The amounts of cooperative advertising consideration netted against advertising expense were $[ ] million in 2007, $18.3 million in 2006, and $17.0 million in 2005. The prepaid advertising asset was $[ ] million and $2.0 million at December 31, 2007 and 2006, respectively.”

Securities & Exchange Commission
November 28, 2007

Note B — Earnings Per Share
16.	Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

In response to the Staff’s comment, in future filings on Form 10-K we will include additional disclosure to our “Earnings Per Share” note in substantially the following form:

“The Company has a restricted stock plan in which shares are issuable upon satisfaction of certain performance conditions. As of [end of period covered by report], the performance conditions had not been met and therefore these shares have not been included in the computation of basic or diluted earnings per share.”
Note F — Commitments
17.	It is unclear whether you have recorded a liability related to your guarantees. According to FIN 45, issuance of a guarantee results in two different types of obligations (a) a noncontingent obligation to stand ready to perform under the guarantee (accounted for as a liability pursuant to FIN 45) and (b) a contingent obligation to make future payments under the conditions of a guarantee (accounted for pursuant to SFAS 5). Paragraph 9 of FIN 45 states that “...the provisions of paragraphs 8-12 of Statement 5 regarding the guarantor’s contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under that guarantee. At the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for that guarantee.” Please provide us with your analysis, for each period presented, regarding your determination of the fair value of your guarantees at inception.

The Company records a FIN 45 liability related to guarantees of debt provided for all qualifying franchisees. The liability recorded at December 31, 2006 was $2.2 million which we deemed immaterial for separate disclosure in our financial statements. No franchisee has defaulted on the related debt since the inception of the program.

To estimate the liability we discount the interest rate rebate that we are paid for providing the guarantee for our franchisees at each balance sheet date. We believe this method provides a reasonable estimate of our liability and results in implied probabilities of default that range from 1% to 6%. These implied probabilities of default represent the risk of default on the related guarantees at the balance sheet date and are the ratio of the liability recorded for the guarantee to the related debt. We believe the implied probabilities of default are reasonable given the remaining terms of the guarantees and the low risk associated with them.
Note K — Segments
18.	Given that you operate in the United States and Canada, please disclose the amount of revenues and assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

Revenues attributed to all foreign countries were $2.2 million for the nine months ended September 30, 2007 which is less than two tenths of a percent of the Company’s total revenues. In addition total assets attributed to all foreign countries was $3.6 million at September 30, 2007, which is less than four tenths of a percent of the Company’s total assets. These amounts are currently considered by the Company to be immaterial for presentation in the “Segments” disclosure. The Company will continue to monitor the portion of revenues and assets related to foreign countries, and if either of the amounts become significant, we will present foreign operations in our “Segments” disclosure.

Securities & Exchange Commission
November 28, 2007

DEFINITIVE 14A FILED APRIL 9, 2007
Compensation Discussion and Analysis, page 10
Administration
19.	Please disclose in future filings who determines or recommends the CEO’s compensation.

For fiscal year 2006, the Compensation Committee of the Company’s Board of Directors (“Compensation Committee” or “Committee”) made a recommendation with respect to the Company’s Chief Executive Officer’s compensation to the independent members of the Company’s Board of Directors for determination. In future filings, the Company will disclose the sources of any recommendations submitted to the independent members of the Board of Directors with respect to the Chief Executive Officer’s compensation.
20.	Please disclose in future filings the “objective measurements of business performance” and “strategic and financial objectives” the committee considers in establishing compensation.

Information regarding “objective measurements of business performance” and “strategic and financial objectives” that the Compensation Committee considered in establishing compensation for the Company’s Named Executive Officers for 2006 is described in more detail in the Company’s responses to comments 23 — 24 of this letter, as well as on page 17 of the Company’s 2007 Proxy Statement under the caption “Executive Bonus Plan.” The Company will disclose such business performance measures and objectives in future filings to the extent such information (i) does not consist of financial projections or forward looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b) of Regulation S-K.
Executive Compensation, page 11
Philosophy
21.	Please identify in future filings the companies that you benchmark against for compensation considerations.

The Compensation Committee did not engage in a detailed benchmarking compensation analysis involving peer or other companies as part of its analysis regarding recommendations with respect to the 2006 compensation to be awarded to the Named Executive Officers. The Committee did, however, review and consider certain publicly available executive compensation information with respect to companies within its industry and outside (based on comparable size). This information was one of a number of factors reviewed and considered by the Compensation Committee and was not material with respect to its recommendations regarding the 2006 compensation awarded to the Named Executive Officers. See Instruction 1 to Item 402(b). In future filings, the Company will identify the names of the companies that are the subject of any benchmarking analysis performed with respect to compensation considerations affecting the Named Executive Officers, to the extent such benchmarking compensation analysis information is material and necessary to an understanding of the Company’s compensation policies and decisions regarding the Named Executive Officers.
Elements of Compensation, page 11
22.	Please identify and quantify in future filings the corporate and individual performance objectives that the committee measures performance against.

The corporate and individual performance objectives that the Compensation Committee measures performance against are set forth in the Company’s responses to comments 23 — 24 of this letter. In future filings, the Company will provide information regarding corporate and individual performance objectives to the extent such information (i) does not consist of financial projections or forward looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b) of Regulation S-K.

Securities & Exchange Commission
November 28, 2007

Annual Base Salary, page 12
23.	Please disclose in future filings the financial and non-financial factors that the committee uses to determine past individual performance. Disclose the basis for the 2006 salary increases.

With regard to the annual review of base salaries for the Named Executive Officers, the Compensation Committee has historically considered a number of financial and non-financial factors in reviewing past individual performance, some of which are not applicable to all of the Named Executive Officers due to their respective roles with the Company. The financial factors considered in 2006 include the individual’s contribution to the increase in the Company’s revenues, pre-tax earnings, return on assets, store count and general economic inflation. The non-financial factors considered by the Compensation Committee in 2006 include duties and responsibilities of the executive’s position, ability to effectively perform and/or exceed expectations with respect to duties and responsibilities that accompany such position, tenure in the role, number of new store openings and number of new franchise area development agreements executed. In keeping with previous years, increases in the annual base salaries of the Named Executive Officers for 2006 comprise a much smaller portion of the increases in overall compensation for such persons. The Company will disclose in future filings any material financial and non-financial factors it uses to determine past individual performance of the Named Executive Officers in connection with its annual review of base salaries for such persons, to the extent such information (i) does not consist of financial projections or forward looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b) of Regulation S-K.
Executive Bonus Plan, page 17
24.	Please disclose in future filings the specific percentages of pre-tax earnings, cash-basis pre-tax earnings of the Sales & Lease Ownership Division, and quarterly pre-tax profit objectives for the Sales & Lease Ownership Division that the committee used to determine bonus.

Annual performance-based cash bonuses for 2006 were awarded to: (i) each of Messrs. Loudermilk, Jr. and Danielson in amount that is equal to 0.1% of the Company’s pre-tax earnings for 2006 and (ii) Mr. Butler in an amount equal to 0.2% of the cash basis pre-tax earnings for Aaron’s Sales & Lease Ownership Division for 2006. As disclosed on page 17 of the Company’s 2007 Proxy Statement under the caption “Executive Bonus Plan”, Mr. Evans’ 2006 performance-based cash bonus was computed by the Committee based on achievement of quarterly pre-tax profit objectives for the Aaron’s Sales & Lease Ownership Division’s franchise operations and on new franchise store openings. The 2006 quarterly franchise pre-tax profit objectives applicable to Mr. Evans’ 2006 performance-based cash bonus were $4,850,000, $5,000,000, $5,000,000 and $5,200,000, respectively. Under this component of Mr. Evans’ 2006 performance-based cash bonus, Mr. Evans was entitled to receive eight percent (8%) of quarterly franchise pre-tax profits that were in excess of the foregoing objectives, in an amount not to exceed $45,000 per quarter. In future filings, the Company will disclose specific percentages of the Company’s performance measures utilized in determining the annual performance-based cash bonuses for the Named Executive Officers to the extent such information is material and is necessary to an understanding of the Company’s compensation policies and decisions regarding such persons and such information (i) does not consist of financial projections or forward looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b) of Regulation S-K.

Securities & Exchange Commission
November 28, 2007

25.	Please discuss in future filings whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout.

Pursuant to the terms of its Charter, the purpose of the Compensation Committee is to assist the Board of Directors of the Company with respect to its fulfillment of its oversight responsibilities for executive and board compensation, management succession and human resources. Its Charter further provides that the Compensation Committee is empowered to “perform any other activities in its discretion that are consistent with the Committee’s purpose . . .” in addition to the specific list of duties and responsibilities set forth in its Charter. This discretion was not exercised by the Compensation Committee to award compensation for fiscal 2006 to any of the Named Executive Officers absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout to such persons. In future filings, the Company will disclose the discretionary authority vested in the Compensation Committee and the exercise of such power, if any, to the extent material and necessary to an understanding of the Company’s compensation policies and decisions regarding the Named Executive Officers.
Shareholder Proposals for 2008 Annual Meeting, page 25
26.	We direct your attention to the requirements of Rule 14a-5(e) of Regulation 14A. Address in future filings both shareholder proposals that are:
•	Made in reliance upon Rule 14a-8 of Regulation 14A.

•	Not based on Rule 14a-8 of Regulation 14A.
The Company proposes to include disclosure in substantially the following form in future proxy statements in response to the Staff’s comment:
“In accordance with the provisions of Rule 14a-8(a) of the Securities and Exchange Commission, proposals of shareholders intended to be presented at the Company’s 200[ ] annual meeting must be received by [ ], 200[ ] to be eligible for inclusion in the Company’s proxy statement and form of proxy for that meeting. If a shareholder desires the Board to consider including in its slate of director nominees for the Company’s 200[ ] annual meeting a nominee submitted to the Company by such shareholder, the shareholder must submit such nomination in compliance with the procedures described above under “ELECTION OF DIRECTORS—DIRECTOR NOMINATIONS” by [ ], 200[ ] to be eligible for inclusion in the Board’s nominee slate. If a shareholder otherwise desires to nominate a candidate for election to the Board, such shareholder must submit the nomination in compliance with the Company’s Bylaws not less than 14 nor more than 50 days prior to the 200[ ] annual meeting, which we currently anticipate will be held on [ ], 200[ ]. Other shareholder proposals not made in accordance with the provisions of Rule 14a-8(a)(3) must be submitted to the Board in compliance with the Company’s Bylaws between 90 to 120 days prior to the 200[ ] annual meeting in order to be considered timely.”

Securities & Exchange Commission
November 28, 2007

* * * *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (678) 402-3314 with any questions or further comments.

Sincerely, AARON RENTS, INC.
By:	/s/Gilbert L. Danielson
Gilbert L. Danielson
Executive Vice President, Chief Financial Officer